SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No.  )*

                                 Valentis, Inc.
                                ---------------
                                (Name of Issuer)

                    Common Shares, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    91913E302
                                  ------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

                                                                       2 of 6
_____________________________________________________________________________
     NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
     Michael A. Roth and Brian J. Stark, as joint filers pursuant to
     Rule 13d-1(k)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              853,659
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            Not Applicable
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           853,659
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                Not Applicable
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     853,659
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [X]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.54%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________
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                                  SCHEDULE 13G

                                                                       3 of 6
Item 1(a).     Name of Issuer:

               Valentis, Inc., a Delaware corporation.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               863A Mitten Road

               Burlingame, CA 94010

Items 2(a),
(b) and (c).   Name of Persons Filing, Address of Principal Business Office and
               Citizenship:

               Michael A. Roth and Brian J. Stark, as joint filers (collectively, the "Reporting Persons").

               The principal business office of the Reporting Persons is located at 3600 South Lake Drive, St. Francis, WI 53235.

               The Reporting Persons are U.S. citizens.

Item 2(d).     Title of Class of Securities:

               Common Shares, par value $0.001 per share, of the Issuer (the "Common Stock")

Item 2(e).     CUSIP Number:

               91913E302

Item 3.        Not applicable.

Item 4.        Ownership:

               (a)  Amount beneficially owned:

                    853,659 shares of Common Stock

               (b)  Percent of class:

                    Based on 8,945,200 shares of Common Stock outstanding, the Reporting Persons beneficially own 9.54% of the issued and outstanding shares of Common Stock based on information provided by the Company on December 31, 2003.

               (c)  Number of shares to which such Reporting Persons have:

                    (i)  Sole power to vote or direct the vote: 853,659

                    (ii) Shared power to vote or direct the vote: None

                    (iii) Sole power to dispose or to direct the disposition of:
                         853,659

                                  SCHEDULE 13G

                                                                       4 of 6

                    (iv) Shared power to dispose of or direct the disposition
                         of: None

                    The foregoing amount of common shares and percentage represent the combined indirect holdings of Michael A. Roth and Brian J. Stark, as joint filers. The shares of Common Stock reported in this Schedule 13G do not include shares of Common Stock issuable upon the exercise of warrants held by the Reporting Persons. Such warrants held by the Reporting Persons are subject to conversion caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 ("Exchange Act")) in excess of 4.999% of the Common Stock, giving effect to such exercise.

                    All of the foregoing represents 853,659 shares of Common Stock held directly by SF Capital Partners, Ltd., a British Virgin Islands company ("SF Capital"). Messrs. Roth and Stark are the founding members and direct the management of Staro Asset Management, L.L.C., a Wisconsin limited liability company ("Staro"), which acts as investment manager and has sole power to direct the management of SF Capital. Through Staro, Messrs. Roth and Stark possess sole voting and dispositive power over all of the foregoing shares. Therefore, for the purposes of Rule 13d-3 under the Exchange Act, Messrs. Roth and Stark may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of the foregoing shares.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of a Group.

               Not Applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                  SCHEDULE 13G

                                                                       5 of 6

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 23, 2004


                                        /s/ Michael A. Roth
                                        -----------------------
                                        Michael A. Roth

                                        /s/ Brian J. Stark
                                        -----------------------
                                        Brian J. Stark
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                                  SCHEDULE 13G

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain common shares of Protalex, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on January 23, 2004.


                                        /s/ Michael A. Roth
                                        -----------------------
                                        Michael A. Roth

                                        /s/ Brian J. Stark
                                        -----------------------
                                        Brian J. Stark